SANGAMO THERAPEUTICS, INC.
501 Canal Blvd.
Richmond, California 94804

November 18, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Doris Stacey Gama

RE: Sangamo Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-283179

Acceleration Request
Requested Date: November 19, 2024
Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-283179) (the “Registration Statement”) to become effective at 5:00 p.m. Eastern Time on November 19, 2024, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Chadwick Mills at (650) 843-5654 or Courtney Tygesson at (312) 881-6680 of Cooley LLP, counsel to the registrant.

[Signature page follows]

Sincerely,

SANGAMO THERAPEUTICS, INC.

By:	/s/ Scott B. Willoughby
Scott B. Willoughby Senior Vice President, General Counsel and Corporate Secretary

cc:	Alexander D. Macrae, Sangamo Therapeutics, Inc.
Prathyusha Duraibabu, Sangamo Therapeutics, Inc.
Chadwick Mills, Cooley LLP
Courtney Tygesson, Cooley LLP